FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               January 19, 2005

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X            Form 40-F
                         ---                     ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                     No  X
                   ---                    ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                     No  X
                   ---                    ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                     No  X
                   ---                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 8

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            Smith & Nephew plc
                                            (Registrant)


Date: January 19, 2005
                                       By:  /s/ Paul Chambers
                                            ---------------------
                                            Paul Chambers
                                            Company Secretary

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SMITH & NEPHEW PLC

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Master Trust Bank of Japan   65,400
Bank of New York Brussels   33,900
Brown Brothers Harriman Ltd LUX  324,461
JP Morgan Bournemouth   10,170
State Street Bank & Trust Company London   45,742
JP Morgan Bournemouth   632,202
Brown Brothers Harriman & Co  16,511,667
JP Morgan Chase Bank  19,145,105
State Street Bank & Trust Company   1,731,460
Mellon Bank N.A.  7,360
State Street Bank & Trust Company   605,900
Bank of New York Brussels   857,448
Bankers Trust London 195,427
Citibank London 181,254
Clydesdale Bank plc 43,900
JP Morgan Bournemouth 440,100
Mellon Bank 419,775
Midland Securities Services 98,127
Northern Trust London 963,026
State Street Bank & Trust Company London   248,700

The following shares are from the assumed conversion of 128,510 ADRs (5 ordinary shares per ADR):

HSBC   642,500
JP Morgan Chase   50

5. Number of shares / amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed

5,076,461

8. Percentage of issued class

0.54%

9. Class of security

Ordinary Shares of 12 2/9p

10. Date of transaction

17.01.2005

11. Date company informed

18.01.2005

12. Total holding following this notification

43,203,674

13. Total percentage holding of issued class following this notification

4.60%

14. Any additional information



15. Name of contact and telephone number for queries

Kate Cummins - Company Secretarial Assistant
0207 960 2251

16. Name and signature of authorised company official responsible for making this notification

Kate Cummins - Company Secretarial Assistant

Date of notification

18.01.2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SMITH & NEPHEW PLC

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Master Trust Bank of Japan   65,400
Bank of New York Brussels   60,800
Brown Brothers Harriman Ltd LUX  631,522
BNP Paribas, Paris   3,400
JP Morgan Bournemouth   17,970
State Street Bank & Trust Company London   82,142
JP Morgan Bournemouth   1,079,902
Brown Brothers Harriman & Co  18,456,067
JP Morgan Chase Bank  20,145,105
State Street Bank & Trust Company   2,686,160
Mellon Bank N.A.  8,460
State Street Bank & Trust Company   605,900
Bank of New York Brussels   912,248
Bankers Trust London 195,427
Citibank London 181,254
Clydesdale Bank plc 90,900
JP Morgan Bournemouth 456,400
Mellon Bank 516,675
Midland Securities Services 98,127
Northern Trust London 1,095,026
State Street Bank & Trust Company London   248,700

The following shares are from the assumed conversion of 642,550 ADRs (5 ordinary shares per ADR):

HSBC   642,500
JP Morgan Chase   50

5. Number of shares / amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed

17,204,505

8. Percentage of issued class

1.83%


9. Class of security

Ordinary Shares of 12 2/9p

10. Date of transaction

13.01.2005


11. Date company informed

14.01.2005

12. Total holding following this notification

48,280,135

13. Total percentage holding of issued class following this notification

5.15%

14. Any additional information



15. Name of contact and telephone number for queries

Kate Cummins - Company Secretarial Assistant
0207 960 2251

16. Name and signature of authorised company official responsible for making this notification

Kate Cummins - Company Secretarial Assistant


Date of notification

14.01.2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.